UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 9, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) and the rules of meeting of the supervisory committee ( ) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Xi Sheng, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the thirteenth meeting of the eighth session of the Supervisory Committee (the “Meeting”) was held at Shanghai International Airport Hotel ( ) on 8 February 2018.

The supervisors of the Company (the “Supervisors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held. The Meeting was chaired by Mr. Xi Sheng, the chairman of the Supervisory Committee. Mr. Xi Sheng, the chairman of the Supervisory Committee, and Mr. Hu Jidong and Mr. Jia Shaojun, being the Supervisors, attended the Meeting. Mr. Ba Shengji, a Supervisor, has authorized Mr. Hu Jidong, a Supervisor, to vote on his behalf. Mr. Feng Jinxiong, a Supervisor, has authorized Mr. Xi Sheng, the chairman of the Supervisory Committee, to vote on his behalf. The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held. The Supervisors present at the Meeting considered and unanimously passed the following resolutions:

1.	Agreed to the “Resolution regarding the relevant agreements in relation to the contractual operation of the bellyhold space of passenger aircraft of the Company and the transactions contemplated thereunder” considered and approved by the board of directors of the Company;

2.	Agreed to the “Resolution regarding the caps for 2018 and 2019 for the ongoing ordinary and usual connected transactions in relation to the contractual operation of the bellyhold space of passenger aircraft of the Company” considered and approved by the board of directors of the Company;

The Supervisory Committee considers that the aforementioned resolution no. 1 and resolution no. 2 connected transactions are in line with the requirements of business and asset management of the Company, the method of transaction is in compliance with market rules and the transaction price is fair, which is not prejudicial to the legitimate interests of the shareholders of the Company. The above resolution no. 1 and resolution no. 2 shall be submitted to the general meeting of the Company for consideration and approval.

3.	Agreed to the “Resolution regarding the registration of the new DFI (Debt Financing Instruments) of the Company” considered and approved by the board of directors of the Company. The Supervisory Committee considers that the matter is beneficial in broadening financing channels and reducing finance costs, which is in the interests of the Company as a whole and is not prejudicial to the interests of the Company and the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
8 February 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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